Issuer Free Writing Prospectus

Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-140651

Relating to Prospectus Filed Pursuant to Rule 424(b)(5)

	5-Year Tranche	10-Year Tranche

Issuer:	Costco Wholesale Corporation	Costco Wholesale Corporation

Principal:	$900,000,000	$1,100,000,000

Coupon:	5.300%	5.500%

Trade Date	February 13th, 2007	February 13th, 2007

Settlement	February 20th, 2007 (T+4)	February 20th, 2007 (T+4)

Maturity	March 15th, 2012	March 15th, 2017

Coupon Payments	March 15th and September 15th, commencing September 15th, 2007	March 15th and September 15th, commencing September 15th, 2007

Price to Investors	Variable, initially at 99.942%	Variable, initially at 99.841%

Proceeds to Company	99.723%, $897,507,000	99.460%, $1,094,060,000

Accrued Interest	Flat	Flat

Redemption Provision	Callable at any time at a make-whole price of comparable maturity U.S. Treasury + 10 bps	Callable at any time at a make-whole price of comparable maturity U.S. Treasury + 15 bps

Change of Control

Upon the occurrence of a Change of Control Triggering Event, we will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase.

Underwriter	JPMorgan	JPMorgan

Use of Proceeds

We intend to use up to $300,000,000 of the net proceeds of this offering to repay at maturity our 5.50% Senior Notes due March 15, 2007, and the balance of the net proceeds for general corporate purposes, including to purchase common stock pursuant to our existing share repurchase authorization, subject to market conditions.

Covenant Change

On page S-8 of the preliminary Prospectus Supplement, the definition of

Below Investment Grade Rating Event was amended to include the following language: “(which 60-day period shall be extended so long as the rating of the senior notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies.)”

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (Commission File No. 333-140651) and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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